Filed by KNBT Bancorp, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                          Subject Company:  KNBT Bancorp, Inc.
                                              (Commission File No. 333-105899)


        KEYSTONE SAVINGS BANK AND FIRST COLONIAL GROUP
                 FILE REGULATORY APPLICATIONS

LEHIGH VALLEY, Pa. (June 11, 2003)- Keystone Savings Bank and First Colonial Group, Inc. (NASDAQ: FTCG), the parent of
Nazareth National Bank, announced that KNBT Bancorp, Inc., a newly formed company established by Keystone to become its holding company, has filed a registration statement with the Securities and Exchange Commission with respect to an offering of common stock in connection with the Keystone's previously announced intent to conduct a mutual-to-stock conversion and to merge with First Colonial. KNBT Bancorp and Keystone have also filed applications with the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation for approval of a Plan of Conversion (the "Plan") as well as for the previously announced agreement to merge with First Colonial and Nazareth National Bank.

Based on an independent appraisal of market value, KNBT Bancorp will offer in the mutual-to-stock conversion between 12,983,750 and 17,566,250 shares of common stock (subject to a 15% increase to 20,201,188 shares) at a purchase price of $10.00 per share. At May 30, 2003, the independent appraisal reflected a valuation range of between $129.8 million and $175.7 million, with a midpoint of $152.8 million. Shares will be offered in accordance with the terms of the Plan. In addition, under the terms of the merger agreement with First Colonial, each share of First Colonial will be valued at $37 and exchanged for shares of KNBT Bancorp common stock based on the initial public offering (IPO) price of KNBT Bancorp's common stock. (Based on the proposed IPO price of $10 per share, each share of First Colonial will be exchanged for 3.7 shares of KNBT Bancorp.)

The offering is expected to commence late in the third quarter of 2003 and will be managed by Sandler O'Neill & Partners, L.P. The completion of the merger is subject to certain conditions, including the receipt of various regulatory approvals, as well as the approval of First Colonial's shareholders and Keystone's depositors. It is currently expected that the annual meeting of shareholders of First Colonial and the special meeting of depositors of Keystone will also be held in the third quarter of 2003 with the offering and the merger being completed in the fourth quarter.

A REGISTRATION STATEMENT RELATING TO THE COMMON STOCK OF KNBT BANCORP, INC. HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BUT HAS NOT YET BECOME EFFECTIVE. THIS RELEASE IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK. THE OFFER IS MADE ONLY BY THE PROSPECTUS. THE SHARES OF COMMON STOCK ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS, MAY LOSE VALUE AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

SHAREHOLDERS OF FIRST COLONIAL ARE URGED TO READ THE REGISTRATION

STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, BEFORE MAKING ANY DECISION REGARDING THE MERGER. Shareholders of First Colonial are able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about KNBT Bancorp, Keystone and First Colonial, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can be obtained, without charge, by directing a request to the Secretary of First Colonial, First Colonial Group, Inc., 76 South Main Street, Nazareth, Pennsylvania 18064 (610-861-5721).

     First Colonial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First Colonial in connection with the merger. Information about the directors and executive officers of First Colonial and their ownership of First Colonial common stock is set forth in the proxy statement, for First Colonial's 2002 annual meeting of shareholders, as filed with the SEC on a
Schedule 14A. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement/prospectus regarding the proposed merger when it becomes available.

About Keystone Savings Bank

Keystone Savings Bank is a Pennsylvania-chartered mutual savings bank headquartered in Bethlehem, Pa., with 19 branches in Lehigh, Northampton and Carbon counties. As of March 31, 2003, it had assets of $1.0 billion and deposits of $797.4 million.

About First Colonial Group, Inc.

Headquartered in Nazareth, Pa., First Colonial Group operates a one-bank subsidiary, Nazareth National Bank. It has 17 branches in Lehigh, Northampton and Monroe counties. As of March 31, 2003, it had assets of $620.7 million and deposits of $483.4 million.

Contacts:

Eugene Sobol, EVP, COO and Treasurer, Keystone Savings Bank, 610-861-5000 Scott V. Fainor, President and Chief Executive Officer, First Colonial Group, Inc., and Nazareth National Bank, 610-861-5720

Web resources:
Keystone Savings Bank: www.keystonesavingsbank.com
Nazareth National Bank: www.nazbank.com
FDIC/OTC market share reports: www.fdic.gov

This news release contains certain forward-looking statements about the proposed merger and mutual-to-stock conversion within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements regarding the anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate" and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." These forward-looking statements are based upon the current beliefs and expectations of Keystone and First Colonial's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the companies' control. In addition, these forward-looking statements are subject to the assumptions set forth below with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. Keystone and First Colonial do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among other things, the following possibilities: (1) competitive pressure among depository institutions increases significantly; (2) costs related to the integration of the business of Keystone and First
Colonial are greater than expected; (3) operating costs, customer losses and business disruption following the merger may be greater than expected; (4) governmental approvals of the merger and/or the conversion may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger and/or the conversion; (5) First Colonial shareholders may fail to approve the merger and Keystone's depositors fail to approve the conversion; (6) adverse governmental or regulatory policies may be enacted; (7) changes in the interest rate environment reduces interest margins; (8) general economic conditions, either nationally or in the states in which the combined company will be doing business, are less favorable than expected; (9) legislation or regulatory requirements or changes adversely affect the business in which the combined company will be engaged; and (10) changes may occur in the securities market.